Exhibit 99.1

B.O.S. Better Online Solutions Reports Financial Results for the Third Quarter of Fiscal Year 2016

RISHON LEZION, Israel, November 28, 2016 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the “Company”, “BOS”) (Nasdaq: BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, today reported its financial results for the third quarter of fiscal year 2016.

Net loss of for the third quarter of 2016 amounted to $205,000, as compared to a net profit of $115,000 in the comparable quarter last year. Net profit for the first nine months of 2016 amounted to $141,000, as compared to a net profit of $120,000 in the comparable period last year.

Yuval Viner, BOS’ CEO, stated: “Third quarter results were affected by the results of the Next-Line activity that we’ve acquired in January 2016. Next-Line provides inventory counting services, and most of its business is at year-end. Consequently, we expect improved results for Next-Line in the fourth quarter of 2016. In addition, since the acquisition of Next-Line, we have invested significant resources and implemented major changes in its operations, in order to support the growing demand for its services, its expansion to additional markets, and improved efficiency and control. We believe that the costs incurred in connection with Next-Line in 2016 will yield positive results in 2017.”

“We continue to anticipate that our 2016 results will reflect an increase in revenues and profits as compared to 2015”, Yuval Viner added.

Avidan Zelicovski, BOS’ President, stated: “I am pleased with the continued expansion of the Supply Chain division business in India. I believe that the Indian market presents significant growth potential for the Company going forward.”

Eyal Cohen, BOS’ CFO, stated: “As of September 30, 2016, our cash and deposits amounted to $1.3 million and our bank debt amounted to $3.3 million (decreased by $550,000 as compared to December 31, 2015). Our last twelve months EBITDA amounted to $1.1 million. We continue to seek opportunities to grow our RFID and Mobile division and our Supply Chain division through acquisition of complementary businesses.”

The BOS management team will host a conference call to discuss third quarter 2016 results on November 28, 2016, at 10 AM EDT, 5:00 p.m. Israel time. To access the conference call, please dial one of the following numbers:US: +1-888-281-1167, International: +972-3-9180644.

Script of the call will be available the next day after the call on BOS’ website, at: http://www.boscorporate.com For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS’ RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company’s Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:

Eyal Cohen

CFO

+972-542525925

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

2

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Revenues	$20,650	$18,223	$6,275	$6,295
Cost of revenues	16,771	14,617	5,263	5,049
Gross profit	3,879	3,606	1,012	1,246

Operating costs and expenses:
Sales and marketing	2,293	2,053	747	683
General and administrative	1,192	1,134	383	371
Total operating costs and expenses	3,485	3,187	1,130	1,054

Operating income (loss)	394	419	(118)	192
Financial expenses, net	(246)	(290)	(80)	(69)
Income or (loss) before taxes on income	148	129	(198)	123
Taxes on income	7	9	7	8
Net income (loss)	$141	$120	$(205)	$115

Basic and diluted net income (loss) per share	$0.06	$0.06	$(0.08)	$0.06

Weighted average number of shares used in computing basic net income (loss) per share	2,522	1,929	2,671	2,080

Weighted average number of shares used in computing diluted net income (loss) per share	2,526	1,929	2,671	2,080

3

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2016	December 31, 2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,083	$1,419
Restricted bank deposits	188	195
Trade receivables	7,459	7,071
Other accounts receivable and prepaid expenses	1,123	725
Inventories	2,340	2,503

Total current assets	12,193	11,913

LONG-TERM ASSETS	62	303

PROPERTY AND EQUIPMENT, NET	516	480

OTHER INTANGIBLE ASSETS, NET	209	7

GOODWILL	4,676	4,122

Total assets	$17,656	$16,825

4

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2016	December 31, 2015
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$400	$400
Trade payables	4,291	4,671
Employees and payroll accruals	581	480
Deferred revenues	885	796
Liability related to acquisition of business	156	-
Accrued expenses and other liabilities	209	320

Total current liabilities	6,522	6,667

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,911	3,458
Liability related to acquisition of business	36	-
Accrued severance pay	170	155
Deferred gain	21	40

Total long-term liabilities	3,138	3,653

SHAREHOLDERS’ EQUITY	7,996	6,505

Total liabilities and shareholders’ equity	$17,656	$16,825

5

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Net Income (loss) as reported	$141	$120	$(205)	$115
Adjustments:
Amortization of intangible assets	64	48	10	16
Stock based compensation	102	98	34	19
Acquisition expenses	30	-	-	-
Total Adjustments	196	146	44	35
Net Income (loss) on a Non-GAAP basis	$337	$266	$(161)	$150

6

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Operating income (loss)	$394	$419	$(118)	$192
Add:
Amortization of intangible assets	64	48	10	16
Stock based compensation	102	98	34	19
Depreciation	138	106	45	36
Acquisition expenses	30	-	-	-
EBITDA	$728	$671	$(29)	$263

7

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2016				Three months ended September 30, 2016

Revenues	$8,818	$11,882	$(50)	$20,650	$2,784	$3,514	$(23)	$6,275

Gross profit	$2,016	$1,863	$-	$3,879	$517	$495	$-	$1,012

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2015				Three months ended September 30, 2015

Revenues	$6,513	$11,716	$(6)	$18,223	$2,251	$4,045	$(1)	$6,295

Gross profit	$1,775	$1,831	$-	$3,606	$649	$597	$-	$1,246

8